Filed Pursuant to Rule 253(g)(2)
File No. 024-11106

FUNDRISE BALANCED eREIT, LLC

SUPPLEMENT NO. 8 DATED NOVEMBER 19, 2020
TO THE OFFERING CIRCULAR DATED DECEMBER 6, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Balanced eREIT, LLC (“we”, “our” or “us”), dated December 6, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on December 6, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition;
•	Asset update.

Asset Acquisition

Mezzanine Loan – NexMetro Traditions Member, LLC

On November 13, 2020, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a mezzanine loan with a maximum principal balance of approximately $12,081,000 (the “Traditions Mezzanine Loan”). The mezzanine borrower, NexMetro Traditions Member, LLC, a Delaware limited liability company (“Traditions Member”), plans to use the proceeds to develop cottage-like apartments, generally located at Forum Drive and Great Southwest Parkway, Grand Prairie, TX (the “Traditions Property”).

Traditions Member is managed by NexMetro Development, LLC, an affiliate of NexMetro Communities, LLC (the “Sponsor”). The Sponsor has completed approximately 4,000 residential units and is considered a pioneer and leader in the product type.

The Traditions Property is unimproved but has approvals and entitlements necessary to commence construction shortly.

On the original closing date of the Traditions Mezzanine Loan, Traditions Member was capitalized with approximately $6,070,000 of equity capital from the Sponsor.

The Traditions Mezzanine Loan bears an interest rate of 12.5% per annum, which is fully accrued through the maturity date, November 13, 2023 (the “Traditions Maturity Date”). The Traditions Mezzanine Loan has two 12-month extension options subject to certain conditions. In addition, an affiliate of our Manager earned an origination fee of approximately 2.0% of the Traditions Mezzanine Loan amount, paid directly by Traditions Member.

Concurrent with the closing of the Traditions Mezzanine Loan, a senior loan of approximately $22,590,000 was secured (the “Traditions Senior Loan”). Aggregate with the Traditions Senior Loan, the Traditions Mezzanine Loan has a Loan-to-Cost (or LTC) ratio of 80.2%. The LTC ratio is the amount of the Traditions Senior Loan plus the amount of the Traditions Mezzanine Loan, divided by the total anticipated cost to construct the Traditions Property. We typically use an LTC ratio to define leverage for properties that are under development.

The principals of the Sponsor provided customary carve-out guarantees as well as a completion guaranty.

The Traditions Property is located in the Dallas metropolitan statistical area. The Dallas market presents a strong opportunity arising from steady population and job growth that has helped solidify asking rent growth in recent years. Population growth has averaged nearly triple the US average since 2010 (approximately 18.5% from 2010 – 2019 compared to the United States’ estimated 6.1%).

As the Traditions Mezzanine Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.

Asset Update

A93 Controlled Subsidiary – Capitol Heights, MD

On June 1, 2020, we directly acquired ownership of a “wholly-owned subsidiary”, A93 (the “A93 Controlled Subsidiary”), for an initial purchase price of approximately $7,758,000, which was the initial stated value of our equity interest in the A93 Controlled Subsidiary (the “A93 Investment”). The A93 Controlled Subsidiary used the proceeds to close on the acquisition of an industrial building containing approximately 20,000 square feet of net rentable area on an approximately 5.16-acre site located at 9300 Alaking Court, Capitol Heights, MD 20743 (the “A93 Property”). Details of this acquisition can be found here.

On November 13, 2020, the A93 Controlled Subsidiary secured senior financing through a $4,560,000 loan from Capital One Bank (the “A93 Senior Loan”). Following the closing of the A93 Senior Loan, the updated value of the A93 Investment is approximately $3,456,000, net of loan closing costs. The A93 Senior Loan features a 5-year term and 3 years interest-only at a floating rate of 2.35% over LIBOR. The A93 Senior Loan features a loan to value ratio, or LTV ratio, of approximately 61% based on the third party appraised value of $7,500,000, as of September 2020. The LTV ratio is the amount of the A93 Senior Loan, divided by the third party appraised value of the A93 Property. There can be no assurance that the LTV ratio will not vary at points over the course of ownership.